Exhibit 4

FOR IMMEDIATE RELEASE	11 OCTOBER 2016

WPP plc (“WPP”)

WPP plc appoints new non-executive director

WPP plc announces the appointment of Tarek Farahat to its Board as a non-executive director.

Mr Farahat is JBS’ Global President for Marketing and Innovation and a member of the Board of Directors. JBS is the largest protein production company in the world by sales. He initially joined JBS S.A. in 2013 as an independent non-executive director before taking on his current executive role in 2015.

Prior to JBS S.A., Mr Farahat spent 26 years at Procter & Gamble, a multinational consumer goods company, in a range of marketing and general executive management roles, working across Europe, the Middle East, Africa and Latin America, including the General Management/Vice President roles of the Latin America region from 2001. As the head of Procter & Gamble operations in Brazil (2006 - 2012) he led the company to a period of accelerated growth as well as successfully integrating the Gillette business. In 2012, he was elected by the board of directors of Procter & Gamble as President for Procter & Gamble Latin America and was also appointed to Procter & Gamble’s Global Leadership Council.

Mr Farahat has a BA Business degree from the American University in Cairo and a degree in Finance from the Cairo University. He is a joint Egyptian and Brazilian citizen.

This appointment to the WPP Board is effective from 11 October 2016.

Commenting on the appointment, Roberto Quarta, WPP’s Chairman, said: “Following the tragic death of Roger Agnelli and his family in March 2016, the Board has sought to find an individual with similar vision, experience and strong interest in the Latin American markets, all of which are of strategic importance for our business. Tarek’s considerable knowledge of these markets and his proven track record of running consumer-focused businesses in Latin America, the Middle East and Europe will add strength and value to the WPP plc Board and to the Company. In addition, his global public company board experience will enhance our Board effectiveness. We are delighted that he is joining our Board and look forward to working with him.”

Contact:

Marie Capes, Company Secretary, WPP (the person responsible for arranging the release of this announcement)

Feona McEwan, Group Communications Director, WPP

Chris Wade, Head of Communications, WPP EMEA

+44(0) 20 7408 2204

Notes

This announcement contains inside information

END